# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class B Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, Colorado (CO), 80302
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002121435

## Reporting persons
- Stephen & Pamela Thorne 2020 Nevada Irrevocable Trust Dated December 18, 2020: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 366,666; shared voting power 3,410,107; sole dispositive power 366,666; shared dispositive power 3,410,107; aggregate amount beneficially owned 3,776,773 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, COLORADO, 80302.

## Item 2. Person Filing
Name of person filing: Stephen and Pamela Thorne 2020 Nevada Irrevocable Trust Dated December 18, 2020
Address of principal business office or, if none, residence: 3521 Volunteer Blvd., Henderson, NV 89044
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,776,773

Consists of (i) 366,666 shares of Class B common stock held of record directly by the Stephen and Pamela Thorne 2020 Nevada Irrevocable Trust dated December 18, 2020 (the "Thorne Trust"); and (ii) 3,410,107 shares of Class B common stock held of record directly by Excellence Worldwide, LLC, the sole member of which is the Thorne Trust. Stephen E. Thorne, IV and Pamela A. Thorne serve as management trustees of the Thorne Trust and managers of Excellence Worldwide, LLC and therefore may be deemed to hold voting and dispositive power with respect to the shares held of record by Excellence Worldwide, LLC.
Percent of class:
5.43%

The percentage of shares of Class B common stock beneficially owned by the Reporting Person is based on 69,567,852 shares of Class B common stock as of December 18, 2025, as reported in the Issuer?s Quarterly Report on Form 10-Q, filed with the SEC on December 23, 2025.
Sole power to vote or to direct the vote:
366,666

Consists of 366,666 shares of Class B common stock held of record directly by the Stephen and Pamela Thorne 2020 Nevada Irrevocable Trust dated December 18, 2020 (the "Thorne Trust").
Shared power to vote or to direct the vote:
3,410,107

Consists of 3,410,107 shares of Class B common stock held of record directly by Excellence Worldwide, LLC, the sole member of which is the Thorne Trust. Stephen E. Thorne, IV and Pamela A. Thorne serve as management trustees of the Thorne Trust and managers of Excellence Worldwide, LLC and therefore may be deemed to hold voting and dispositive power with respect to the shares held of record by Excellence Worldwide, LLC.
Sole power to dispose or to direct the disposition:
366,666

See Row (c)(i).
Shared power to dispose or to direct the disposition:
3,410,107

See Row (c)(ii).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stephen & Pamela Thorne 2020 Nevada Irrevocable Trust Dated December 18, 2020: /s/ Stephen E. Thorne, IV, Trustee (03/17/2026)